Exhibit 14

[GRAPHIC APPEARS HERE]

CODE OF ETHICS AND BUSINESS CONDUCT

Adopted June 2003

INTRODUCTION

Acuity Brands, Inc. (“Acuity Brands” or the “Company”) expects all of its employees, directors, and agents to act with the highest ethical standards and comply with all applicable laws. This Code applies to Acuity Brands and all of its subsidiaries.

This Code embodies and exemplifies The Acuity Brands Way, which sets forth the fundamentals for creating and sustaining value for our customers, employees and shareholders. It explains specific standards of business conduct applicable to people acting on Acuity Brands’ behalf. The standards, which sometimes may be stricter than legal requirements, are designed to protect the integrity of the Company and to ensure compliance with laws and regulations wherever the Company does business. Conduct that violates these standards is not in keeping with The Acuity Brands Way and will not be condoned.

Certain legal requirements addressed in this Code are covered by specific compliance policies and guidelines promulgated by Acuity Brands. The Company distributes these policies and guidelines separately to the appropriate directors and employees. These compliance policies and guidelines are also available from the Acuity Brands legal department upon request or through its intranet website. In addition to these specific policies and guidelines, the Company publishes various policies, procedures and rules from time to time, and directors and employees are expected to comply with these policies, procedures and rules as well.

PURPOSE

This Code articulates the Company’s expectations for business conduct for its directors and employees at all levels within the organization and its business units, including all members of the Board of Directors, the Acuity Leadership Team and senior financial officers. It is designed to deter wrongdoing and to promote:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, the Securities and Exchange Commission and in other public communications made by the Company;

•	compliance with applicable governmental laws, rules and regulations;

•	the prompt internal reporting of Code violations; and

•	accountability for adherence to this Code.

CONDUCT STANDARDS

Complying with Laws

Acuity Brands is committed to conducting our businesses in accordance with the letter and the spirit of the laws in the countries in which we operate. All directors and employees of the Company are responsible for fulfilling this commitment by being knowledgeable about applicable laws, rules and regulations and by steadfastly complying with their legal obligations in the performance of their Company responsibilities. For questions or clarification, directors and employees should consult the Company’s Legal Department.

Ensuring a Positive Work Environment

Equal Opportunity for All Employees

One of the four building blocks of The Acuity Brands Way is “how we work together.” We are committed to providing a positive, constructive and action-oriented environment that supports diversity in individuals and their talents, thoughts, and perspectives.

Acuity Brands is an equal employment opportunity employer. Employment opportunities are available regardless of race, color, sex, religion, national origin, age, disability, veteran status, or other legally protected status. This commitment applies to all aspects of the employment relationship, including recruiting, hiring, training, work assignment, promotion, transfer, termination, and wage and salary administration.

Recognizing equal employment opportunity can only be achieved through demonstrated leadership and aggressive implementation of the Company’s Affirmative Action Plans, which the Company and its business units maintain in accordance with applicable law, all employees are expected to make every reasonable effort to carry out their affirmative action responsibilities in spirit as well as letter to assure that equal employment opportunity is available to all. All employees must demonstrate sensitivity to and respect for all other employees and commitment to Acuity Brands’ equal employment opportunity and affirmative action objectives.

Freedom from Harassment

Acuity Brands is committed to providing a positive, productive work environment for all employees. Acuity Brands’ policy is to treat all employees fairly and with dignity and respect. Acuity Brands will not tolerate any harassment, discrimination or unlawful treatment of employees by anyone, including any supervisor, co-worker, vendor, client, or customer of Acuity Brands.

The prohibition against harassment includes harassment for any discriminatory reason, such as sex, race, national origin, disability, age or religion, as well as any other unprofessional and discourteous actions toward employees. Accordingly, derogatory or inappropriate conduct - whether verbal, written, physical, or graphic - for any discriminatory reason will not be tolerated. All of Acuity Brands’ directors and employees are responsible for helping to enforce this policy and ensuring that the work environment remains pleasant and professional for all who work at Acuity Brands.

Drug-Free Workplace

Acuity Brands is committed to providing its employees with a safe work environment that is free from the effects of illegal drugs and alcohol.

The unlawful manufacture, distribution, dispensation, possession, or use, or being under the influence of, illegal drugs or alcohol on the job or on Company premises is prohibited. “Illegal drugs” refers to any drugs or controlled substances which are not prescribed by a licensed medical doctor (other than over-the-counter drugs) and prescription or over-the-counter drugs that are used in a manner inconsistent with the instructions of either a licensed medical doctor or the over-the-counter drug.

Sound Environmental Practices

Acuity Brands is committed to conducting its operations in accordance with sound environmental practices and in compliance with all relevant laws and regulations relating to the environment. Acuity Brands strives diligently to avoid any adverse impact to the environment and the communities in which it does business.

In furtherance of this standard, Acuity Brands’ goal is to eliminate, to the fullest extent practicable, the use of hazardous materials and the generation of solid and hazardous waste in its operations. Acuity Brands continuously assesses potential environmental consequences and legal environmental requirements relating to its operations. To ensure compliance, each business unit is required to maintain an effective environmental compliance program.

Engaging in Fair Competition

Antitrust and Competition

Acuity Brands’ policy is to compete vigorously, independently, and fairly in compliance with all applicable antitrust and competition laws and without any anticompetitive understandings or agreements with its competitors. Acuity Brands’ corporate office and Acuity Brands’ business units are required to conduct their operations in accordance with the foregoing and with the applicable antitrust and trade practice guidelines provided by Acuity Brands.

Restrictive Covenants with Third Parties

Acuity Brands does not condone activities that seek to gain an unfair competitive advantage. No individual may engage in any activity which violates any valid restrictive covenants entered into by that individual for the benefit of a third party, and no individual may, directly or indirectly, use or disclose any confidential information or trade secrets of a third party that the individual obtained while employed by or associated with such third party.

Government Contracts

Acuity Brands is committed to complying with all applicable laws and regulations relating to government contracts and to ensuring that its reports and certifications to government officials are accurate and complete and that any deviations from contract requirements are properly approved. Everyone at Acuity Brands who is engaged in government contracting or subcontracting work is expected to adhere to specific company policies and procedures which reflect the special rules under the Federal Acquisition Regulation, establish standards of conduct for employees, and identify the special compliance risks in doing business with the government.

Protecting the Company’s Assets

Financial Reporting

All transactions must be recorded so as to permit preparation of financial statements in conformity with generally accepted accounting principles. No false or misleading entries may be made in the books and records of the Company for any reason, and no employee may engage in any arrangement that results in such a prohibited act.

No undisclosed or unrecorded fund or asset of the Company may be established for any purpose.

No payment on behalf of the Company may be approved without adequate supporting documentation or made with the intention or understanding that any part of such payment is to be used for any purpose other than as described by the documents supporting the payment.

From time to time, the Company may publish written policies on financial reporting, disclosure and compliance to reinforce the financial reporting expectations in this Code. All employees at Acuity Brands, including the Company’s senior financial officers and other financial employees, are expected to implement and strictly follow these written policies.

Gifts to Third Parties

No funds or assets of the Company may be used directly or indirectly for excessive entertainment of, or gifts of significant value to, customers and other commercial parties. All reimbursable entertainment must be identified on expense reports and other documents and are subject to supervisory review, including a determination that expenditures conform to the letter and spirit of this policy. For purposes of this standard, “gifts of significant value” will include money of any amount.

Some government agencies prohibit any entertaining of, or gifts to, their employees, and in such cases no entertainment or gifts will be permitted. In addition, the Company complies fully with the Foreign Corrupt Practices Act, which specifically prohibits any payment to foreign officials, including political parties or candidates, for the purpose of obtaining or retaining business for the Company or otherwise securing any improper advantage.

Loans and Political Contributions

No funds or assets of the Company may be used directly or indirectly for: (a) loans to any federal, state, local, or foreign government official or employee or to any entity in which the government official or employee is known to have a material interest; or (b) any contributions to political parties or to candidates for political office. This prohibition also applies to indirect contributions or payments made in any form such as those made through consultants, advisors, suppliers, customers, or other third parties.

Intellectual Property

One of the Company’s most valuable assets is its intellectual property – including patents, trade secrets, trademarks, service marks, and copyrights. Employees must safeguard the Company’s intellectual property by using it only in ways that are consistent with applicable law and by not allowing third parties to use the Company’s intellectual property without appropriate legal protections approved by Acuity Brands’ counsel. The Company also will not permit the unauthorized use of the intellectual property rights of others. Inventions and ideas of employees, which are created by employees in connection with the Company’s business, research, development, design, or manufacturing efforts, are the property of the Company.

The Company’s Confidential Information

The Company’s confidential information is vital to the Company’s success. No director or employee may use or disclose any confidential information regarding the Company or its customers, operations, finances, or business dealings, except in connection with the individual’s work for the Company or as required by legal process. This policy also applies to any confidential information regarding third parties of which the individual becomes aware during the course of his or her employment or directorship. Confidential information is all information identified or treated by the Company as proprietary, secret, or confidential, or which under the circumstances would reasonably be understood to be confidential. Care should be taken not to leave documents containing confidential information visible on desks, not to throw such documents away in a trash can without shredding the documents, and not to discuss confidential information in public places.

Misappropriation of Company Property

Assets of the Company (or third parties doing business with the Company) may not be appropriated for personal use. Similarly, personal expenses may not be charged to or otherwise paid by the Company, except as permitted under approved fringe benefit policies.

Use of Company Software

Unauthorized acquisition, copy, or use of computer software of the Company or any third party is prohibited. Software must be used only in accordance with the terms of its license agreement. Unless otherwise provided in the license, no employee may make or distribute copies of software or documentation for use within or on behalf of the Company or for personal use or for the use of others, including customers and family members. All software used by or on behalf of the Company or on Company-owned computers must be purchased through the appropriate channels in the Company using approved procedures. Software may not be brought in from any unauthorized source, including downloading from the Internet.

Use of Electronic Devices

Electronic devices that belong to the Company and electronic services provided by the Company must be used for the purpose of conducting the Company’s business. The Internet can be a valuable source of information and research. In addition, e-mail can provide an excellent means of communicating with directors, employees, customers, outside vendors, and other businesses. All computer users are obligated to use these resources responsibly, professionally, ethically, and lawfully. The systems should not be used in any way that may be disruptive to Company operations or violative of Company policy or law (for example, to send or receive information of a sexual, obscene, or racially objectionable nature). In addition, data, programs, documents, correspondence, and other files stored on or transmitted by these electronic devices are the property of the Company and must be safeguarded with the same diligence as traditional paper documents. While occasional personal use of the Company’s system is permitted as long as such use does not interfere with the individual’s job responsibilities, individuals should be aware that all electronic information (such as e-mail messages stored on the Company’s systems) are the property of the Company, and the Company, at its discretion, reserves the right to access and disclose any electronic information for any purposes, including computer files, messages sent over its e-mail system, or information accessed through its Internet connection.

Return of Company Property upon Termination

All property of the Company, including materials produced by employees and confidential information, must be returned to the Company immediately upon termination of employment.

Inside Information

To prevent misuse of inside information, all Acuity Brands directors and employees must observe the following standards:

1. Material non-public information must not be disclosed to (a) anyone within the Company except those people who need to know the information in the performance of their job responsibilities, or (b) anyone outside the Company except those people who are being requested to provide products or services to the Company which directly involve that information.

2. No director or employee of the Company may directly or indirectly buy or sell securities of the Company while in possession of material, non-public information about the Company, except as provided in stock sale or purchase plans permitted under applicable laws and approved by the Acuity Brands’ Legal Department. In addition, directors and employees of the Company may not directly or indirectly buy or sell securities of any other publicly traded corporation about which the individual has material, non-public information as a result of his or her position with the Company, including knowledge of business transactions or potential business transactions between the Company and such other corporation.

Avoiding Conflicts of Interest

Ownership Interest in Customers, Suppliers or Vendors

Directors and employees must disclose in writing any ownership, control, or beneficial interest they may have in any firm seeking to do business with the Company or any relationship with any person who might benefit from such a transaction. Business transactions where such a material interest or relationship is or reasonably could be expected to be present may only be pursued if a written waiver is first granted in accordance with this Code. Ownership or beneficial interest of less than 1% of the outstanding stock of publicly held companies is excluded from this policy.

Ownership Interest in Competitors

Directors and employees may not hold investments in firms competing directly with the Company, except for investments of less than 1% of the outstanding stock of publicly held companies.

Loans to and from Customers, Suppliers and Competitors

Directors and employees may not borrow from or lend personal funds to customers, suppliers, competing companies, or their affiliates except for arms-length transactions that occur in the normal course of business.

Employment with Customers, Suppliers and Competitors

Acceptance of employment (whether or not for remuneration), compensation, or other financial benefits from a customer, supplier, or competing company while employed by the Company is strictly prohibited.

Other Outside Employment

Holding outside employment (whether or not for remuneration) or investments affecting efficiency or working hours is prohibited unless a written waiver is first granted in accordance with this Code.

Acceptance of Gifts from Suppliers or Vendors

No director or employee in a position of authorizing, selecting, or recommending the goods or services and/or suppliers or vendors to be used by the Company may accept money, excessive entertainment, or gifts of material value (including any amount of cash) from any representative of a supplier or vendor. Offers made to any director or employee by vendors or suppliers that violate this policy must be reported to the president of the employee’s business unit for matters relating to business unit employees, to the Company’s chief executive officer for matters relating to corporate employees and business unit presidents, or to the Audit Committee for matters relating to directors and executive officers of the Company.

Outside Directorships

No employee may hold a directorship in an outside firm, other than non-profit organizations, without express approval in writing from the Company’s Governance Committee for executive officers and senior financial officers of the Company and its business units, or by the Company’s chief executive officer for all other corporate and business unit employees.

WAIVERS

In certain limited circumstances, the Company in its discretion may grant a written waiver for certain activities, relationships or situations that otherwise would violate or could reasonably be expected to violate this Code. To obtain a waiver, the director or employee must disclose all relevant facts and information concerning the matter in writing either to (1) the Company’s Audit Committee for matters involving a director, corporate officer or a senior financial officer of a business unit, (2) the business unit president and the Chief Operating Officer of the Company for matters relating to all other business unit employees, or (3) the chief executive officer of the Company for matters relating to all other corporate employees. Waivers that are not expressly approved in writing shall be deemed to be denied.

RESPONSE TO VIOLATIONS

Questions about Situations

In the event of doubt or uncertainty about the possibility of a situation being in violation of this Code, the question should be directed to the Company’s senior legal officer at (404) 853-1440 or the Vice President – Financial Services at (404) 853-1437. The Company will then determine whether a violation of the Code exists.

Reporting Violations

Employees of the Company have a responsibility to report any violation of the Code promptly. Violations may be reported in one of two ways: (1) to the senior legal officer at (404) 853-1440 or the Vice President – Financial Services at (404) 853-1437; or (2) anonymously through the Company’s Hotline by calling 1-800-241-5689, 24 hours a day, 7 days a week. Reports classified as accounting/audit irregularities, insider trading, improper loans to executives, retaliation against whistleblowers, fraud, kickbacks, falsification of Company records, or conflicts of interest will be referred automatically to the Company’s Audit Committee. Employees will not be disciplined or retaliated against in any way for reporting violations in good faith.

Consequences for Violations

The Company will take prompt and appropriate remedial action in response to violations of the Code. Any employee or director who engages in conduct prohibited by the Code as determined by the Company will be subject to discipline up to and including termination or removal. Additionally, the Company may be required to report certain violations to appropriate government or legal authorities.

DISTRIBUTION OF CODE

Directors and employees of the Company should receive, review and acknowledge this Code annually. The Code also is available generally on the Company’s website at www.acuitybrands.com as well as by written request, without charge, to the Company’s corporate secretary at 1170 Peachtree Street, N.E., Suite 2400, Atlanta, Georgia 30309.

CERTIFICATION

I have read and affirm my commitment to the standards described in the Acuity Brands Code of Ethics and Business Conduct and the policies and guidelines applicable to my position with the Company described in the Code. I confirm that to my knowledge I am not in violation of any of the provisions of the Code or such policies or guidelines, except as I have noted in my e-mail response. Further, I have no knowledge of any unreported violations of any of such provisions by other directors or employees, whether for their own benefit or for the supposed benefit of the Company, except as I have noted in my e-mail response. If any such issue should develop in the future, I will promptly advise the appropriate company officials.

I acknowledge that my acceptance of the foregoing by e-mail response is evidence of my signature.

Failure to read and/or accept this document in no way relieves directors and employees of the responsibility to comply with the standards set forth in the Acuity Brands, Inc. Code of Ethics and Business Conduct.